UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F.  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On September 24, 2009, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) (“QIAGEN”) entered into an agreement to sell 27,500,000 common shares (the “Shares”) in an underwritten offering (the “Offering”). QIAGEN has granted the underwriters an option to purchase up to an additional 4,125,000 common shares of QIAGEN on the same terms and conditions.

In connection with the Offering, QIAGEN is filing the Underwriting Agreement relating to the Offering as Exhibit 1.1, an opinion of De Brauw Blackstone Westbroek N.V. relating to the Shares as Exhibit 5.1, and an opinion of De Brauw Blackstone Westbroek N.V. relating to certain tax matters as Exhibit 8.1 to this report on Form 6-K.

QIAGEN is incorporating by reference the Exhibits 1.1, 5.1, and 8.1 set forth in this Form 6-K into QIAGEN’s registration statement on Form F-3 (Registration No. 333-162052) filed on September 22, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers Chief Financial Officer

Date: September 25, 2009

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EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Underwriting Agreement dated September 24, 2009

5.1	Opinion of De Brauw Blackstone Westbroek N.V. regarding the Shares

8.1	Opinion of De Brauw Blackstone Westbroek N.V. regarding Netherlands tax matters

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Exhibit 1.1

EXECUTION COPY

QIAGEN N.V.

Common Shares, nominal value EUR 0.01 per share

Underwriting Agreement

September 24, 2009

Deutsche Bank Aktiengesellschaft

Große Gallusstraße 10 - 14

D-60311 Frankfurt am Main

Germany

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

United Kingdom

J.P. Morgan Securities Ltd.

10 Aldermanbury

London EC2V 7RF

United Kingdom

As representatives (the “Representatives”) of the several Underwriters named in Schedule I hereto (the “Underwriters”)

Ladies and Gentlemen:

(A) QIAGEN N.V., a public company with limited liability (naamloze vennootschap) (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell to the Underwriters an aggregate of up to 27,500,000 Common Shares (the “Firm Shares”), nominal value EUR 0.01 per share, of the Company (the “Stock”) and, at the election of the Underwriters, up to 4,125,000 additional Common Shares (the “Optional Shares”) of the Company (the Firm Shares and the Optional Shares that the Underwriters elect to purchase pursuant to Section 2 hereof being collectively called the “Shares”). The Company’s shares are listed on the NASDAQ Global Select Market and are admitted to trading and listed on the regulated market (Regulierter Markt) and the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse — the “FSE”).

(B) Subject to the terms and conditions stated herein, the Underwriters will offer the Shares (the “Offering”) pursuant to a public offering in the United States registered with the Securities and Exchange Commission (the “Commission”) and an offering to certain institutional investors outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Act”). The final number of Shares and the price per share at which the Shares will be placed to such investors (the “Placement Price”) will be determined by way of an accelerated bookbuilding and is expected to be agreed, together with the price per share at which the Shares will be sold by the Company and purchased by the Underwriters (the “Purchase Price”), at the discretion of the Company, between the Company and the Representatives, on behalf of the Underwriters, in a pricing agreement, expected to be dated September 24, 2009 or such other date as the Company and the Representatives, on behalf of the Underwriters, may agree on, in substantially the form set forth in Schedule II (the “Pricing Agreement”). The date of such Pricing Agreement is referred to herein as the “Pricing Date”.

(C) For the purposes of the transaction contemplated herein, the Company has prepared or will prepare:

(a) the English language offering documents specified in Section 1(a) hereof relating to the public offering in the United States, and

(b) an English language prospectus including a German language translation of the summary section (the “German Summary”), together with any supplements or amendments prepared or to be prepared by the Company (the “European Prospectus”) relating to the offering to certain institutional investors outside the United States pursuant to Regulation S under the Securities Act and the admission of the Shares for trading on the FSE.

(D) The European Prospectus, except for the German Summary, has been approved by The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten — “AFM”) and, together with the German Summary, notified to the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — “BaFin”) on or about September 24, 2009 pursuant to the provisions of Directive 2003/71/EC of the European Parliament and the Council (the “Prospectus Directive”) as implemented in the laws of The Netherlands and the Federal Republic of Germany. The Company together with Deutsche Bank AG has applied for admission of the Firm Shares to the regulated market (Regulierter Markt) and to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the FSE on or about September 18, 2009. The admission is expected to be granted on September 28, 2009. The introduction of the Firm Shares (Einführung) into the existing price quotation of the Company’s shares at the FSE is expected to occur on September 29, 2009 (the “First Trading Day”). The Company will agree with the Representatives, on behalf of the Underwriters, on reasonable timing for the application for admission of Optional Shares, if any are issued, to the regulated market (Regulierter Markt) and to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the FSE.

The Company will file a notification of the listing of additional shares with respect to the Shares to be quoted on the NASDAQ Global Select Market on or about September 25, 2009. Trading of the Shares on the NASDAQ Global Select Market is expected to occur on September 25, 2009.

1.	The Company represents and warrants to each of the Representatives, on behalf of the Underwriters, that as of the date hereof, as of the Applicable Time (as defined in Section 1(c) hereof), and as of the First Time of Delivery (as defined in Section 4(b) hereof):

(a)	An “automatic shelf registration statement” as defined under Rule 405 under the Act on Form F-3 (File No. 333-162052) in respect of the Shares has been filed with the Commission not earlier than three years prior to the date hereof; such registration statement, and any post-effective amendment thereto, became effective on filing; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and no proceeding for that purpose has been initiated or threatened by the Commission, and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act has been received by the Company (the base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Basic Prospectus”; any preliminary prospectus (including any preliminary prospectus supplement) relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act is hereinafter called a “Preliminary Prospectus”; the various parts of such registration statement, including all exhibits thereto but excluding Form T-1 and including any prospectus supplement relating to the Shares that is filed with the Commission and deemed by virtue of Rule 430B under the Act to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the “Registration Statement”; the Basic Prospectus, as amended and supplemented immediately prior to the Applicable Time, is hereinafter called the “Pricing Prospectus”; the form of the final prospectus relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a) hereof is hereinafter called the “Prospectus”; any reference herein to the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F 3 under the Act, as of the date of such prospectus; any reference to any amendment or supplement to the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Shares filed with the Commission pursuant to Rule 424(b) under the Act and any documents filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and incorporated therein, in each case after the date of the Basic Prospectus, such Preliminary Prospectus or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any “issuer free writing prospectus” as defined in Rule 433 under the Act relating to the Shares is hereinafter called an “Issuer Free Writing Prospectus”);

(b)	No order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, conformed in all material respects or will conform, as the case may be, to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not contain and will not contain, as the case may be, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with any information set forth in Schedule III hereto, furnished in writing to the Company by the Representatives, on behalf of the Underwriters, expressly for use therein (such information, the “Underwriter Information”);

(c)	For the purposes of this Agreement, the “Applicable Time” will be set forth in the Pricing Agreement. The Pricing Prospectus, as of the Applicable Time (and taken together with the amount and the price to the public of the Shares), will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed on Schedule IV(a) hereto does not or will not, as the case may be, conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Prospectus as of the Applicable Time, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements or omissions made in an Issuer Free Writing Prospectus or in the Pricing Prospectus in reliance upon and in conformity with any Underwriter Information;

(d)

The documents incorporated by reference in the Pricing Prospectus and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Pricing Prospectus, the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with any Underwriter Information; and no such documents were filed with the Commission since the Commission’s close of business on the Commission Business Day (as defined below) immediately prior to the date of this Agreement and prior to the execution of this Agreement, except as set forth on Schedule IV(b) hereto;

(e)	The Registration Statement conforms, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and does not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in light of the circumstances under which they were made) not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with any Underwriter Information;

(f)	The European Prospectus, as supplemented by any supplemental prospectus which may be published, complies on its publication date, and will comply on each date any additional supplemental prospectus is published, with Commission Regulation (EC) No. 809/2004 relating to the Prospectus Directive and with Section 5.1.3.4 of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”) and the rules promulgated thereunder (the “FMSA”). Furthermore, the European Prospectus, as of the date hereof, does not, and as amended or supplemented, if applicable, as of the date of such amendment or supplement, will not (i) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) contain any untrue statement of, or omit to state, a fact which is material for the assessment of the Shares (enthält in Bezug auf für die Beurteilung der Wertpapiere wesentliche Umstände keine unrichtigen Angaben und ist in Bezug auf solche Angaben nicht unvollständig), all within the meaning of §44 of the German Stock Exchange Act (Börsengesetz), provided, however, that these representations and warranties shall not apply to any statements or omissions made in reliance upon and in conformity with any Underwriter Information.

The European Prospectus contains all information which, according to the particular nature of the Company and its subsidiaries and the Shares, is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Company and of the rights attaching to the Shares; all expression s of opinion, intention and expectation contained therein were when made fair and honestly held and were made after due and careful consideration and are based on reasonable assumptions.

Any market related data and other information included in the European Prospectus and the Pricing Prospectus which is sourced from independent sources is or will be, as the case may be, based on or derived from sources which the Company believes to be accurate and reliable and the presentation of such data in the European Prospectus and the Pricing Prospectus is not, or will not be, as the case may be, misleading;

(g)	Neither the Company nor any of QIAGEN GmbH, QIAGEN North American Holdings Inc., QIAGEN Deutschland Holding GmbH and QIAGEN Gaithersburg Inc. (formerly Digene Corporation) (the “Subsidiaries”) has sustained since the date of the latest audited financial statements included or incorporated by reference in the European Prospectus or the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity not fully and indisputably covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the European Prospectus and the Pricing Prospectus, except as would not constitute a material adverse change, or development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”); and, since the respective dates as of which information is given in the Registration Statement, the Pricing Prospectus and the European Prospectus, there has not been any material adverse change in the capital stock or long-term debt of the Company or any of its Subsidiaries or any Material Adverse Effect, otherwise than as set forth or contemplated in the European Prospectus and the Pricing Prospectus;

(h)	The Company and its Subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects except such as are described in the European Prospectus and the Pricing Prospectus or such exceptions as would not individually or in the aggregate have a Material Adverse Effect; and any real property and buildings held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as would not individually or in the aggregate have a Material Adverse Effect;

(i)	(A) (i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Act) made or makes (on or prior to the last Time of Delivery) any offer relating to the Securities in reliance on the exemption of Rule 163 under the Act, the Company was or will be (on or prior to the last Time of Delivery), as the case may be, a “well-known seasoned issuer” as defined in Rule 405 under the Act; and (B) at the earliest time after the filing of the Registration Statement that the Company or another offering participant made or makes (on or prior to the last Time of Delivery) a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Securities, the Company was not or will not be (on or prior to the last Time of Delivery), as the case may be, an “ineligible issuer” as defined in Rule 405 under the Act;

(j)	The Company has been duly incorporated and is validly existing as a public company with limited liability (naamloze vennootschap) under the laws of The Netherlands, with power and authority to own its properties and conduct its business as described in the European Prospectus and the Pricing Prospectus, and has been duly qualified as a foreign corporation for the transaction of business, if required, and is, where applicable, in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a Material Adverse Effect; and each Subsidiary has been duly incorporated or formed, as the case may be, and is validly existing as a corporation or limited liability company in good standing, where applicable, under the laws of its jurisdiction of incorporation;

(k)

The Company has an authorized capitalization as set forth in the European Prospectus and the Pricing Prospectus, and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued, and are fully paid and non-assessable and conform to the description of the Stock contained in the Pricing Prospectus, the Prospectus and the European Prospectus; and all of the issued shares of capital stock of each subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and (except for directors’ qualifying shares and except as otherwise set forth in the Pricing Prospectus and the European Prospectus) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, in each case, except with respect to subsidiaries which, in the aggregate, would not constitute a significant subsidiary as such term is defined in Section 1-02(w) of Regulation S-X, 17 CFR Part 210; the preemptive rights (voorkeursrechten) with respect to the Shares as referred to in section 2:96a of the Civil Code of The Netherlands or other rights of holders of the outstanding Stock of the Company to acquire the Shares have been validly excluded; no Stock has been issued contrary to any preemptive rights, whether arising from contract or by operation or law; there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, the Stock or any other class of capital stock of the Company (except as set forth in the Pricing Prospectus under “Description of Share Capital” and the European Prospectus under “Description of Share Capital and Corporate Governance”; and there are no restrictions on subsequent transfers of the Shares under the laws of The Netherlands and of the United States except as described in the Pricing Prospectus and the European Prospectus;

(l)	The Company has as of the date hereof, and will have at the Applicable Time, sufficient unissued shares in its authorized share capital (maatsch appelijk kapitaal) to enable the Shares to be issued. The Shares to be issued and sold by the Company to the Underwriters hereunder will, when issued and delivered against payment therefor as provided herein, be duly and validly issued and fully paid and non-assessable and will conform to the description of the Stock contained in the European Prospectus and the Pricing Prospectus;

(m)	None of the transactions contemplated by this Agreement or the Pricing Agreement (including, without limitation, the use of the proceeds from the sale of the Shares) will violate or result in a violation of Section 7 of the Exchange Act, or any regulation promulgated thereunder, including, without limitation, Regulations G, T, U and X of the Board of Governors of the Federal Reserve System;

(n)	All consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any court or governmental agency or body (including the AFM and the Dutch Chamber of Commerce) or any stock exchange authorities (hereinafter referred to as a “Governmental Agency”) having jurisdiction over the Company or any of its Subsidiaries (hereinafter referred to as “Governmental Authorizations”) required for the due and valid authorization, execution and delivery by the Company of this Agreement and the Pricing Agreement have been or will have been obtained or made on or prior to the Pricing Date (or, in the case of the registration with the Dutch Chamber of Commerce, after the Pricing Date) and are or will be in full force and effect;

(o)	The issue and sale of the Shares and the compliance by the Company with all of the provisions of this Agreement and the Pricing Agreement, and the consummation of the transactions herein and therein contemplated, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, (ii) result in any violation of the provisions of the articles of association of the Company or (iii) result in any violation of any statute or any order, rule or regulation of any Governmental Agency having jurisdiction over the Company or any of its Subsidiaries or any of their properties, except in the cases of clauses (i) and (iii) above, for any conflict, breach, default or violation that would not, individually or in the aggregate, have a Material Adverse Effect; and no consent, approval, authorization, order, registration or qualification of or with any such Governmental Agency is required for the issue and sale of the Shares or the consummation by the Company of the transactions contemplated by this Agreement or the Pricing Agreement, except (A) the registration under the Act of the Shares, (B) the admission of the Shares to trading by the FSE and the introduction (Einführung) of the Shares into the existing price quotation of the Company’s shares at the FSE, (C) such Governmental Authorizations as have been duly obtained, including the approval of the European Prospectus by the AFM and the notification thereof to the BaFin, and are in full force and effect and copies of which have been furnished to you, (D) such Governmental Authorizations as may be required under state securities or Blue Sky laws and the United States in connection with the purchase and distribution of the Shares by or for the account of the Underwriters and (E) as may be required by the bylaws and rules and regulations of the Financial Industry Regulatory Authority;

(p)	Neither the Company nor any of its Subsidiaries is in violation of its articles of association, and neither the Company nor any of its subsidiaries is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except, in each case, as would not have a Material Adverse Effect or is otherwise not material in connection with the performance of the Company’s obligations under this Agreement;

(q)

Neither the Company nor any of its Subsidiaries has taken or will take, directly or indirectly, any action which was or is designed to, or which has constituted or which might reasonably be expected to, cause or result in a violation of applicable rules and regulations regarding stabilization, buy-back programs and market manipulation, including in particular Regulation M under the Act, regulation 2273/2003/EC and the Regulation regarding the Prohibition against Market Manipulation (Verordnung zur Konkretisierung des Verbotes der Marktmanipulation) under the German Securities Trading Act (Wertpapierhandelsgesetz) implementing Directive 2003/6/EC and related EU directives and regulations, and the rules in Section 5.4.2 of the FMSA; to the extent that information is required to be publicly disclosed by the Company under the UK Financial Services Authority’s Price Stabilising Rules (the “Stabilizing Rules”) before stabilizing transactions can be undertaken in compliance with the safe harbor provided under such Stabilizing Rules, such information has been adequately disclosed (within the meaning of the Stabilizing Rules);

(r)	The Company, each of its Subsidiaries and any person acting on its and their behalf (in such capacity) has complied in all material respects with the rules and regulations promulgated by the FMSA, the FSE, the Commission and the NASDAQ Global Select Market;

(s)	Since the date of the latest audited financial statements included or incorporated by reference in the European Prospectus, the Company has made public in a timely manner and in the form required by applicable law (in particular by the German Securities Trading Act (Wertpapierhandelsgesetz)) all information required to be made public. In particular, the Company has made the necessary publications by way of ad hoc notifications pursuant to §15 of the German Securities Trading Act (Wertpapierhandelsgesetz). Any such publication complied with all applicable statutory and regulatory requirements of the Federal Republic of Germany and any other relevant jurisdiction, the information contained therein is true, accurate and not misleading and all expressions of opinion, intention and expectation contained therein were when made fair and honestly held and were made after due and careful consideration and are based on reasonable assumptions. As of the date of this Agreement, the Company does not make use of its statutory rights under §15(3) of the German Securities Trading Act to temporarily exempt itself from its obligation to publish an ad hoc notification with respect to insider information relating to the Company;

(t)	The statements set forth in the European Prospectus under the caption “Description of Share Capital and Corporate Governance” and in the Pricing Prospectus and the Prospectus under the caption “Description of Share Capital”, insofar as they purport to constitute a summary of the terms of the Stock, and in the European Prospectus under the caption “Plan of Distribution” and in the Pricing Prospectus and the Prospectus under the Caption “Underwriting”, insofar as they purport to describe the provisions of the laws and documents referred to therein, are, in all material respects, accurate, complete and fair;

(u)	Other than as set forth in the European Prospectus and the Pricing Prospectus, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect; and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by any Governmental Agency or threatened by others;

(v)	None of the Company, any of its subsidiaries or any director, officer, agent, employee of the Company or any of its subsidiaries or equity investee is currently subject to any sanction programs administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); and the Company will not (and, so far as it is able through its shareholding, will cause its subsidiaries and equity investees not to), directly or indirectly, use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanction programs administered by OFAC or where such financing is restricted under the rules and regulations enforced by OFAC;

(w)	Neither the Company nor any of its subsidiaries, and to the knowledge of the Company, no director, officer, agent or employee of the Company or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by the Company, any of its subsidiaries or any director, officer, agent or employee of the Company (in his or her capacity as director, officer, agent or employee of the Company), of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or other applicable comparable regulations, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or other applicable comparable regulations; and the Company and its subsidiaries have conducted their businesses in compliance with the FCPA or other applicable comparable regulations (assuming that no employee or agent of the Company and its subsidiaries has acted outside such employee’s or agent’s authority, the Company not being aware of any such employee or agent having acted outside such employee’s or agent’s authority) and have instituted and maintain policies and procedures designed to provide for, and which are reasonably expected to continue to provide for, continued compliance therewith;

(x)	The Company is not and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof, will not be an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”). None of the Company or any of its agents, intermediaries or affiliates will offer or sell, or be directly or indirectly involved in the offer or sale of, any of its securities within the United States or to any U.S. person (as so defined) if, as a result thereof, the Company would be required to register under the Investment Company Act as an investment company;

(y)	Without prejudice to Section 1(aa) herein, the Company and each of its Subsidiaries have all licenses, franchises, permits, authorizations, approvals and orders and other concessions of and from all Governmental Agencies that are necessary to own or lease their other properties and conduct their businesses as described in the European Prospectus and the Pricing Prospectus except where the failure to have any such licenses, franchises, permits, authorizations, approvals and orders and other concessions would not, individually or in the aggregate, have a Material Adverse Effect;

(z)	No capital, stamp, registration or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to The Netherlands or any political subdivision or taxing authority thereof or therein in connection with (i) the issuance, sale and delivery by the Company to or for the account of the Underwriters of the Shares; (ii) the sale and delivery by the Underwriters of the Shares to the initial purchasers thereof; or (iii) the execution and delivery of this Agreement or the Pricing Agreement, other than any income tax that may be levied on the income of any Underwriter if the income of such Underwriter is subject to Dutch tax and the withholding, if any, with respect to such income;

(aa)	The Company and each of its Subsidiaries own or possess adequate rights to use its trademarks, trade names, patents, service mark registrations, technology, know-how, copyrights, confidential information and other intellectual property (“Intellectual Property”) necessary for the conduct of their respective businesses. Except as disclosed in the European Prospectus and the Pricing Prospectus, to the knowledge of the Company after due inquiry, neither the Company nor any of its Subsidiaries is infringing or otherwise violating any such rights of others except for such violations or infringements as would not, individually or in the aggregate, have a Material Adverse Effect; and the Company and each of its Subsidiaries have no reason to believe that the conduct of their respective businesses will conflict with, and have not received any notice of any claim of conflict or infringement with, any such rights of others except for such violations, conflict or infringement which would not have a Material Adverse Effect. There are no outstanding options, licenses or agreements of any kind relating to the Intellectual Property of the Company that are required to be described in the European Prospectus and the Pricing Prospectus and are not described therein in all material respects. The Company is not a party to or bound by any options, licenses or agreements with respect to the Intellectual Property of any other person or entity that are required to be set forth in the European Prospectus and the Pricing Prospectus and that are not described in all material respects to the extent required;

(bb)	Ernst & Young, who have audited certain financial statements of the Company and its subsidiaries and have audited the Company’s internal control over financial reporting, are independent public accountants as required by the Act and the rules and regulations of the Commission thereunder;

(cc)	The consolidated financial statements of the Company and its subsidiaries, together with related notes and schedules as set forth or incorporated by reference in the European Prospectus (other than those indicated as having been prepared on the basis of International Financial Reporting Standards) and the Pricing Prospectus, present fairly, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and the consolidated subsidiaries, at the indicated dates and for the indicated periods. Such financial statements and related schedules have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), consistently applied throughout the periods involved, except as disclosed therein, and, with respect to the audited annual financial statements, all adjustments necessary for a fair presentation of results for such periods have been made. The summary and those selected consolidated financial and statistical data that are included or incorporated by reference in the European Prospectus and the Pricing Prospectus presents fairly the information shown therein and such data has been compiled on a basis consistent with the financial statements presented therein and the books and records of the Company. All disclosures contained in the Pricing Prospectus regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Act, to the extent applicable. None of the Company or any of its subsidiaries has any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations or any “variable interest entities” within the meaning of Financial Accounting Standards Board Interpretation No. 46), not disclosed in the Pricing Prospectus. There are no financial statements (historical or pro forma) that are required to be included in the European Prospectus and the Pricing Prospectus that are not included as required;

(dd)	The annual and interim consolidated financial statements prepared on the basis of International Financial Reporting Standards as adopted by the European Union (“IFRS”), in each case together with the related notes, included or incorporated by reference in the European Prospectus present a true and fair view of the financial position, results of operations and cash flows of the Company and its subsidiaries on a consolidated basis of the respective dates or for the respective periods to which they apply and such financial statements have been prepared in accordance with applicable requirements of law and in accordance with IFRS applied on a consistent basis throughout the respective periods involved;

(ee)	The Company’s working capital statement set forth in the European Prospectus is complete and correct and conforms with the requirements as set forth in the EU Regulation 809/2004, taking into account interpretations by the Committee of European Securities Regulator;

(ff)	The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the requirements of the Exchange Act and has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting;

(gg)	Since the date of the latest audited financial statements included or incorporated by reference in the European Prospectus or the Pricing Prospectus, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting;

(hh)	The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and principal financial officers, or persons performing similar functions, by others within those entities; and such disclosure controls and procedures were effective as of the end of the year ended December 31, 2008. As of the date hereof, to the knowledge of the Company, such disclosure controls and procedures are effective, it being understood that the management of the Company has not conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures for any period after December 31, 2008;

(ii)	Neither the Company nor any of the Subsidiaries is a party to or is liable under an agreement or arrangement that, to the best knowledge of the Company, is prohibited by a competition law in any jurisdiction in which the Company or any of its Subsidiaries operates. Neither the Company nor any of its Subsidiaries is subject to an order naming the Company or such Subsidiaries made under the competition law of any jurisdiction or by a decision of the Commission of the European Communities or a competition authority of another jurisdiction;

(jj)	The Company and each of its Subsidiaries have or will have, on or before the applicable due date, duly, timely and correctly (i) paid all taxes, including but not limited to any penalty, interest or costs payable in connection with any failure to pay or any delay in paying any of the same, for which they have been assessed, or which have become due or will become due, or which have arisen or accrued or will arise or accrue with regard to the period up to and including the date hereof (other than tax deficiencies which the Company or any of its Subsidiaries is contesting in good faith, for which the Company or any of its Subsidiaries have provided adequate reserves) and (ii) made all filings, returns, payments and withholdings, given all notices and supplied all other information, and kept all records and documentation in relation to such taxes which they were required to make, give, supply or keep and all such returns, payments, withholdings, notices, records and information were complete and accurate, except, in the case of both (i) and (ii), where the failure to do so which would not reasonably be expected to have a Material Adverse Effect. All tax liabilities have been adequately provided for in the consolidated financial statements of the Company to the extent required by GAAP and/or IFRS, as the case may be, and the Company does not know of any actual or proposed additional tax assessments which could reasonably be expected to have a Material Adverse Effect;

(kk)	The Company and each of the Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses; and

(ll)	Neither the Company nor any of the Subsidiaries is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “environmental laws”), owns or operates any real property contaminated with any substance that is subject to environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would, individually or in the aggregate, have a Material Adverse Effect; and the Company is not aware of any pending investigation which might lead to such a claim.

2.

Subject to the terms and conditions herein set forth (including, but not limited to, the execution by the parties hereto of the Pricing Agreement), the Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a Purchase Price per Share to be set forth in the Pricing Agreement, (a) the number of Firm Shares to be purchased by such Underwriter as set forth opposite the name of such Underwriter in Schedule A to the Pricing Agreement and (b) in the event and to the extent that the Representatives, on behalf of the Underwriters, shall exercise the election to purchase Optional Shares as provided below, the Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at the Purchase Price per share to be set forth in the Pricing Agreement, that portion of the number of Optional Shares as to which such election shall have been exercised (to be adjusted by the Representatives so as to eliminate fractional shares) determined by multiplying such number of Optional Shares by a fraction, the numerator of which is the maximum number of Optional Shares which such Underwriter is entitled to purchase as set forth opposite the name of such Underwriter in Schedule A to the Pricing Agreement and the denominator of which is the maximum number of Optional Shares that all of the Underwriters are entitled to purchase hereunder.

The Company hereby grants to the Underwriters the right to purchase at their election up to 4,125,000 Optional Shares, at the Purchase Price per share to be set forth in the Pricing Agreement, for the sole purpose of covering sales of shares in excess of the number of Firm Shares, provided that the Purchase Price per Optional Share shall be reduced by an amount per share equal to any dividends or distributions declared by the Company and payable on the Firm Shares but not payable on the Optional Shares. Any such election to purchase Optional Shares may be exercised only by written notice from the Representatives, on behalf of the Underwriters, to the Company, given within a period of 30 calendar days after the Pricing Date, setting forth the aggregate number of Optional Shares to be purchased and the Time of Delivery (as defined in Section 4 hereof) of such Optional Shares, as determined by the Representatives, on behalf of the Underwriters, but in no event earlier than the First Time of Delivery (as defined in Section 4 hereof) or, unless the Representatives, on behalf of the Underwriters, and the Company otherwise agree in writing, earlier than three or later than ten business days after the date of such notice.

3.	Upon the authorization by the Representatives of the release of the Firm Shares, the several Underwriters propose to offer the Firm Shares for sale upon the terms and conditions set forth in the European Prospectus or the Pricing Prospectus, as the case may be.

4.

(a)	By 2:00 p.m., New York City time, on the first business day immediately following the Pricing Date, all of the Firm Shares to be purchased by the Underwriters hereunder shall be issued and delivered by or on behalf of the Company to Deutsche Bank AG (the “Settlement Agent”), through the facilities of The Depository Trust Company (“DTC”), for the account of the Settlement Agent, against payment by or on behalf of the Underwriters of the nominal value of the Firm Shares to be purchased by the Underwriters hereunder to the special capital increase account held with the Settlement Agent in the name of the Company (the “Capital Increase Account”), which shall be free of any charge and not interest bearing (such payment to be confirmed by the delivery to the Company by the Settlement Agent of a certificate in a form reasonably satisfactory to the Company).

(b)	By 11:00 a.m., New York City time, on the fourth business day immediately following the Pricing Date, or such other time and date as the Representatives and the Company may agree upon in writing, (i) payment by or on behalf of the Underwriters of the Placement Price for the Firm Shares to be purchased by the Underwriters hereunder, less the nominal value of such Firm Shares already paid pursuant to paragraph (a) of this Section 4, shall be made by wire transfer of same-day funds to the Capital Increase Account and (ii) the balance of the Capital Increase Account shall be transferred by wire transfer of same-day funds to the account specified by the Company to the Settlement Agent at least twenty-four hours in advance. Such time and date referenced in this Section 4(b) is herein called the “First Time of Delivery.” For the avoidance of doubt, the parties agree that the obligation to pay for the Firm Shares to be purchased by the Underwriters hereunder at the Placement Price for such Firm Shares less the nominal value of such Firm Shares already paid pursuant to paragraph (a) of this Section 4 is conditional upon fulfillment or waiver of the conditions set forth in Section 8 hereof. Upon receipt by the Company of the balance of the Capital Increase Account, the Settlement Agent may transfer, through the facilities of DTC, to each Underwriter the number of Firm Shares to be purchased by such Underwriter as set forth opposite the name of such Underwriter in Schedule A to the Pricing Agreement to enable further transfer of such Firm Shares to investors or others, as the case may be. Provided that the Settlement Agent has been so authorized by the other Underwriters, the Settlement Agent may transfer some or all of the Firm Shares to be purchased by an Underwriter directly to investors. The First Time of Delivery, together with the time and date for each delivery (if not the First Time of Delivery), if any, of the Optional Shares, is herein each called a “Time of Delivery”.

(c)	(i) By 2:00 p.m., New York City time on the first business day immediately following each date on which the Representatives, on behalf of the Underwriters, provide written notice to the Company of their election to purchase Optional Shares, all of the Optional Shares to be purchased by the Underwriters pursuant to such notice shall be issued and delivered by or on behalf of the Company to the Settlement Agent, through the facilities of DTC, for the account of the Settlement Agent, against payment by or on behalf of the Underwriters of the nominal value of the Optional Shares to be purchased by the Underwriters pursuant to such notice to the Capital Increase Account (such payment to be confirmed by the delivery to the Company by the Settlement Agent of a certificate in a form reasonably satisfactory to the Company).

(ii) By 11:00 a.m., New York City time, on the Time of Delivery specified in the written notice by the Representatives, on behalf of the Underwriters, to the Company of their election to purchase Optional Shares, or such other time and date as the Representatives, on behalf of the Underwriters, and the Company may agree upon in writing, (x) payment by or on behalf of the Underwriters of the Placement Price for the Optional

Shares to be purchased by the Underwriters pursuant to such notice, less the nominal value of such Optional Shares already paid pursuant to subparagraph (i) of this Section 4(c), shall be made by wire transfer of same-day funds to the Capital Increase Account and (y) the balance of the Capital Increase Account shall be transferred by wire transfer of same-day funds to the account specified by the Company to the Settlement Agent at least twenty-four hours in advance. Upon receipt by the Company of the balance of the Capital Increase Account, the Settlement Agent may transfer, through the facilities of DTC, to each Underwriter the number of Optional Shares to be purchased by such Underwriter to enable further transfer of such Optional Shares to investors or others, as the case may be. Provided that the Settlement Agent has been so authorized by the other Underwriters, the Settlement Agent may transfer some or all of the Optional Shares to be purchased by an Underwriter directly to investors.

(d)	The documents to be delivered at each Time of Delivery by or on behalf of the parties hereto pursuant to Section 8 hereof, including the cross-receipt for the Shares and any additional documents requested by the Underwriters pursuant to Section 8(k) hereof, will be delivered at the offices of Cleary Gottlieb Steen & Hamilton LLP, 55 Basinghall Street, London EC2V 5EH (the “Closing Location”), at such Time of Delivery. A meeting will be held at the Closing Location at 2:00 p.m., New York City time (7:00 p.m. British Summer Time), on the London Business Day next preceding such Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4, “London Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in London are generally authorized or obligated by law or executive order to close.

5.	The Company agrees with each of the Representatives, on behalf of the Underwriters:

(a)

To prepare the Prospectus in a form approved by the Representatives and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission’s close of business on the second Commission Business Day following the execution and delivery of the Pricing Agreement, or, if applicable, such earlier time as may be required by Rule 430A(a)(3); to make no further amendment or any supplement to the Registration Statement, the Basic Prospectus or the Prospectus prior to the last Time of Delivery which shall be reasonably disapproved by the Representatives promptly after reasonable notice thereof, to advise the Representatives, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish the Representatives with copies thereof; to file promptly all other material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act; to file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the offering or sale of the Shares; to advise the Representatives, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or the Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus or suspending any such qualification, to promptly use its reasonable best efforts to obtain the withdrawal of such order; and in the event of any such issuance of a notice of objection, promptly to take such steps including, without limitation, amending the Registration Statement or filing a new registration statement, at its own expense, as may be necessary to permit offers and sales of the Securities by the Underwriters (references herein to the Registration Statement shall include any such amendment or new registration statement);

(b)

If at any time after publication of the European Prospectus and prior to the introduction of the Shares (Einführung) into the existing price quotation of the Company’s shares at the FSE (such period the “Amendment Period”), any Amendment Event (as defined below) occurs, the Company shall (i) immediately notify the Representatives, on behalf of the Underwriters, thereof, and (ii) forthwith prepare, in a form approved by the Representatives, on behalf of the Underwriters (such approval not to be unreasonably withheld), and file with the AFM and request the AFM to notify to the BaFin and, following AFM approval, publish in accordance with applicable laws and regulations and furnish at its own expense to the Representatives, on behalf of the Underwriters, such supplements to the European Prospectus as may be necessary. For purposes of the foregoing, “Amendment Event” shall mean circumstances which require, pursuant to applicable laws, a supplement to the European Prospectus in order to ensure that (i) the European Prospectus, as amended, reflects any significant new factors relating to the information included in the European Prospectus which is capable of affecting the assessment of the Shares and (ii) the European Prospectus, as of its date, does not contain any untrue statement of, or omit to state, a fact which is material for the assessment of the Shares (keine unrichtigen Angaben enthält, welche für die Beurteilung der Wertpapiere wesentlich sind, und in Bezug auf solche Angaben nicht unvollständig ist), all within the meaning of §44 of the German Stock Exchange Act (Börsengesetz).

(c)	If within the period of six months after the later of (i) the date of the introduction of the Firm Shares (Einführung) and (ii) the date of the introduction of the Optional Shares, if any are issued, into the existing price quotation of the Company’s shares at the FSE, any event or circumstance occurs or becomes known that provides evidence that the European Prospectus, as of its date or, if supplemented, as of the date of such supplement, includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, to the extent required to avoid liability in accordance with §44 of the German Stock Exchange Act (Börsengesetz) or similar concepts under applicable law in other jurisdictions, the Company shall, upon request of the Representatives, on behalf of the Underwriters, publish a corrective notice. No such amendment, supplement or corrective notice referred to in this subsection will be made without the consent of the Representatives, on behalf of the Underwriters (such consent not to be unreasonably withheld). Notwithstanding the foregoing, before amending or supplementing the European Prospectus, the Company will furnish to the Representatives, on behalf of the Underwriters, a copy of each such proposed amendment or supplement and, except as required by law, will not file any such proposed amendment or supplement to which the Representatives, on behalf of the Underwriters, reasonably object in a timely manner after receipt of such copy.

(d)	Promptly from time to time to take such action as the Representatives may reasonably request (which, with respect to jurisdictions outside of the United States, shall be on a basis consistent with the terms and conditions set forth in the European Prospectus under the caption “Plan of Distribution” and in Prospectus under the caption “Underwriting”) to qualify the Shares for offering and sale under the securities laws of such jurisdictions as the Representatives may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Shares, but in no event for a period in excess of six months from the date of the Pricing Agreement, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction;

(e)

Prior to 10:00 a.m., New York City time (with respect to electronic copies), and 5:00 p.m., New York City time (with respect to written copies), on the New York Business Day next succeeding the Pricing Date and from time to time, to furnish the Underwriters with written and electronic copies of the Prospectus in New York City in such quantities as the Representatives may reasonably request, and, if the delivery of a prospectus

(or, in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the Shares and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act, to notify the Representatives and upon request of the Representatives to file such document and to prepare and furnish without charge to any Underwriter and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance; and in case any Underwriter is required to deliver a prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Act) in connection with sales of any of the Shares at any time nine months or more after the time of issue of the Prospectus, upon your request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many written and electronic copies as you may request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act;

(f)	To make generally available to its securityholders as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);

(g)

During the period of 90 days following the date hereof, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, except as provided hereunder, any Shares or any securities of the Company that are substantially similar to the Shares, including but not limited to any options or warrants to purchase Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Shares or any such substantially similar securities (other than pursuant to employee, director and consultant stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Agreement), without the prior written consent of the Representatives, on behalf of the Underwriters, in each case, other than the issuance of up to an aggregate of 2,000,000 Common Shares (subject to adjustment for splits and subdivisions) in connection with any strategic merger, acquisition or investment or another strategic transaction where such other strategic transaction includes a commercial relationship involving the Company and other entities (including but not limited to joint ventures, marketing or distribution arrangements, collaboration agreements or intellectual property license agreements) to one or more such entities that are party to such transaction; provided, however, that the recipients of such Common Shares in such transactions shall agree, for the benefit of the Underwriters, to be bound by the same restrictions as set forth in this Section 5(g)) for the remainder of such 90-day period;

(h)	During a period of three years from the effective date of the Registration Statement, to furnish to the Representatives copies of all reports or other communications (financial or other) furnished to shareholders of the Company, and to deliver to the Representatives as soon as practical after they are available and consistent with the Company’s obligations under the Exchange Act, copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Company is listed; provided that for so long as the Company is subject to the reporting requirements of Section 13 of 15(d) of the Exchange Act, the terms of this Section 5(h) shall be deemed to have been complied with upon the filing or furnishing of such information on the Commission’s Electronic Data Gathering and Retrieval system (or any successor system); provided further that the terms of this Section 5(h) shall also be deemed to have been complied with if such information is disseminated in a manner that constitutes “public disclosure” within the meaning of Regulation FD;

(i)	For a period of one year after the Time of Delivery, the Company shall promptly notify the Representatives of any communication received by it from the AFM, the BaFin, the FSE, the Commission, the NASDAQ Global Select Market or any other stock exchange or other regulatory authority relating to the Shares or to the form, content or use of the European Prospectus or the Prospectus (including any amendment or supplements), as the case may be, and, to the extent permitted by applicable law, the Company will promptly provide the Representatives with copies of any such communication that is in writing;

(j)	To pay the required Commission filing fees relating to the Shares within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Act;

(k)	To use the net proceeds received by it from the sale of the Shares pursuant to this Agreement and the Pricing Agreement in the manner specified in the European Prospectus and the Pricing Prospectus under the caption “Use of Proceeds”;

(l)	To use its best efforts to (i) list the Shares on the NASDAQ Global Select Market and (ii) cause the Shares to be (x) duly admitted to the regulated market (regulierter Markt) of the FSE and the sub-sector thereof with additional post-admission obligations (Prime Standard) and (y) introduced (Einführung) into the existing price quotation of the Company’s shares at the FSE on or before the First Trading Day;

(m)	To satisfy or comply with the requirements, if any, of the AFM in connection with the approval of the European Prospectus and the conditions, if any, to such approval and the derogations or variations, if any, from the requirements or policies of the AFM or of the Prospectus Directive granted by the AFM in connection with such approval; and

(n)	Upon request of the Representatives, on behalf of any Underwriter, to furnish, or cause to be furnished, to the Representatives an electronic version of the Company’s trademarks, servicemarks and corporate logo for use on the website, if any, operated by such Underwriter for the purpose of facilitating the on-line offering of the Shares in connection with the offering described in the Registration Statement (the “License”); provided, however, that the License shall be used solely for the purpose described above, is granted without any fee and may not be assigned or transferred.

6.

(a)	The Company represents and agrees that, without the prior consent of the Representatives, on behalf of the Underwriters, it has not made and will not make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Act; each Underwriter represents and agrees that, without the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Shares that would constitute a free writing prospectus; any such free writing prospectus the use of which has been consented to by the Company and the Representatives is listed on Schedule IV(a) hereto;

(b)	The Company has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; and

(c)

The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Representatives and, if requested by the Representatives, will prepare and furnish without charge to each

Underwriter an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, that this representation and warranty shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with any Underwriter Information.

7.	The Company covenants and agrees with the Representatives, on behalf of the Underwriters, that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the Shares under the Act and all other expenses in connection with the preparation, printing, reproduction and filing of the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus and the European Prospectus, and amendments and supplements thereto, and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) all fees and expenses in connection with the approval of the European Prospectus by the AFM and the listing of the Shares on the NASDAQ Global Select Market and the regulated market (Regulierter Markt) and the sub-sector of the regulated market with additional post-admission obligations (Prime Standard) of the FSE; (iii) the cost of preparing stock certificates; (iv) the cost and charges of any transfer agent or registrar; and (v) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Sections 10 and 13 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, stock transfer taxes by them, and any advertising expenses connected with any offers they may make, and any roadshow travel costs of the Underwriters.

8.	The obligations of the Underwriters hereunder, as to the Shares to be delivered at each Time of Delivery, shall be subject, in the discretion of the Representatives, on behalf of the Underwriters, to the condition that all representations and warranties and other statements of the Company herein are, at and as of the Pricing Date and such Time of Delivery, true and correct, the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed in all material respects, and the following additional conditions:

(a)

The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; all material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act shall have been received; no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the reasonable satisfaction of the Representatives;

(b)	The European Prospectus and any supplement thereto shall have been filed with, and approved by, the AFM and notified to the BaFin; any action required to be taken in order for the European Prospectus to become effective with respect to the listing of the Shares on the regulated market (Regulierter Markt) and the sub-sector of the regulated market with additional post-admission obligations (Prime Standard) of the FSE shall have been taken; no stop-order or similar action by any governmental, regulatory or stock exchange authority having jurisdiction over the Company or the listing of the Shares on the FSE or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by any such authority;

(c)	On the date hereof,

(i)	Cleary Gottlieb Steen & Hamilton LLP and NautaDutilh, U.S. and Dutch counsel for the Underwriters, respectively, shall have furnished to you such written opinion or opinions, dated the date hereof, in form and substance reasonably satisfactory to the Representatives;

(ii)	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., U.S. counsel for the Company, shall have furnished to you their written opinion or opinions, dated the date hereof, in form and substance reasonably satisfactory to the Representatives;

(iii)	De Brauw Blackstone Westbroek, N.V., Dutch counsel for the Company, shall have furnished to you their written opinion or opinions, dated the date hereof, in form and substance reasonably satisfactory to the Representatives;

(iv)	Linklaters LLP, German counsel for the Company, shall have furnished to you their written opinion or opinions, dated the date hereof, in form and substance reasonably satisfactory to the Representatives; and

(v)	At a time prior to the execution of this Agreement, Ernst & Young Accountants LLP and Ernst & Young GmbH Wirtschaftspruefungsgesellschaft, independent registered public accounting firms, shall have furnished to you a letter or letters, dated the date hereof, in form and substance satisfactory to the Representatives, to the effect set forth in Annex I(a) hereto.

(d)	On the Pricing Date,

(i)	At a time prior to the execution of the Pricing Agreement, Ernst & Young Accountants LLP and Ernst & Young GmbH Wirtschaftspruefungsgesellschaft, independent registered public accounting firms, shall have furnished to you a letter or letters, dated the date hereof, in form and substance satisfactory to the Representatives, to the effect set forth in Annex I(b) hereto; and

(ii)	The Pricing Agreement shall have been executed and delivered by the Company and the Representatives, on behalf of the Underwriters.

(e)	At each Time of Delivery,

(i)	Cleary Gottlieb Steen & Hamilton LLP and NautaDutilh, U.S. and Dutch counsel for the Underwriters, respectively, shall have furnished to you such written opinion or opinions, dated such Time of Delivery, in form and substance reasonably satisfactory to the Representatives;

(ii)	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., U.S. counsel for the Company, shall have furnished to you their written opinion or opinions, dated such Time of Delivery, in form and substance reasonably satisfactory to the Representatives;

(iii)	De Brauw Blackstone Westbroek, N.V., Dutch counsel for the Company, shall have furnished to you their written opinion or opinions, dated such Time of Delivery, in form and substance reasonably satisfactory to the Representatives;

(iv)	Linklaters LLP, German counsel for the Company, shall have furnished to you their written opinion or opinions, dated such Time of Delivery, in form and substance reasonably satisfactory to the Representatives; and

(v)	The Company shall have furnished or caused to be furnished to you at such Time of Delivery certificates of officers of the Company satisfactory to the Representatives as to the accuracy of the representations and warranties of the Company herein at and as of such Time of Delivery, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to such Time of Delivery, as to the matters set forth in subsections (a) and (g) of this Section, and as to such other matters as the Representatives may reasonably request;

(f)

On the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement and also at each Time of Delivery, Ernst & Young Accountants LLP and Ernst & Young GmbH Wirtschaftspruefungsgesellschaft, independent registered public accounting firms, shall have furnished to you a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to the Representatives, to the effect set forth in Annex I(b) hereto;

(g)	(i) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus or in the European Prospectus, as the case may be, any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the European Prospectus and the Pricing Prospectus, in each case that could be reasonably expected to have a Material Adverse Effect and (ii) since the respective dates as of which information is given in the European Prospectus and the Pricing Prospectus, there shall not have been any material change in the share capital (other than as a result of grants or exercises under the benefit plans and employment agreements of the Company or its subsidiaries and other than issuances of shares of any subsidiary of the Company to the Company or any other subsidiary of the Company) or material increase in short-term or long-term debt of the Company or any of its subsidiaries (other than intercompany debt among the Company and its subsidiaries) or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, otherwise than as described or contemplated in the European Prospectus and the Pricing Prospectus, the effect of which, in any such case described in clause (i) or (ii), is in your judgment so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Time of Delivery on the terms and in the manner contemplated in the Prospectus;

(h)

On or after the Applicable Time there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange, the NASDAQ Global Select Market or the FSE; (ii) a suspension or material limitation in trading in the Company’s securities on the NASDAQ Global Select Market or the FSE; (iii) a general moratorium on commercial banking activities in New York, London, Amsterdam Frankfurt am Main or declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States, the United Kingdom, The Netherlands or the Federal Republic of Germany; (iv) the outbreak or escalation of hostilities involving the United States, the United Kingdom, The Netherlands, the Federal Republic of Germany or the declaration by the United States, the United Kingdom, The Netherlands or the Federal Republic of Germany of a national emergency or war; (v) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United States, the United Kingdom, The Netherlands, the Federal Republic of Germany or elsewhere, if the effect of any such event specified in clause (iv) or (v) in the judgment of the Representatives, following consultation with the Company where practicable, makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Time of Delivery on the terms and in the manner contemplated in the Prospectus;

(i)	The Shares to be sold by the Company at such Time of Delivery shall have been (i) duly listed on the NASDAQ Global Select Market, (ii) admitted to trading on the regulated market (Regulierter Markt) and to the sub-sector of the regulated market with additional post-admission obligations (Prime Standard) of the FSE, and, (iii) on the First Trading Day, introduced (Einführung) into the existing price quotation of the Company’s shares at the FSE to trading on such market; and

(j)	The Company shall have complied with the provisions of Section 5(e) hereof with respect to the furnishing of prospectuses on the New York Business Day next succeeding the date of the Pricing Agreement.

9.	Each of the Underwriters, severally and not jointly, represents and warrants and undertakes to the Company and agrees that:

(a)	In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of Shares to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time (i) to any legal entity which qualifies as “Qualified Investor” within the meaning of the Prospectus Directive Article 2 Section 1 e) or (ii) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member Sate and the expression Prospectus Directive includes any relevant implementing measure in each Relevant Member State.

(b)	It has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company, and it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

(c)	Each Underwriter severally agrees that it will comply in all material respects with such laws and regulations in any jurisdictions in which it offers, sells or delivers Shares in connection with the Offering and in relation to the transactions contemplated under this Agreement.

(d)	Section 1(q) of this Agreement shall, to the extent applicable, apply mutatis mutandis to each of the Underwriters on a several basis.

(e)	Each Underwriter represents and agrees that it has not offered or sold and will not offer or sell any Shares to be sold pursuant to the EU Prospectus as part of its initial distribution within the United States.

10.

(a)

The Company will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus and any Issuer Free Writing Prospectus, in the light of the circumstances under which they were made) not misleading or (ii) with respect to the European Prospectus, or any amendment or supplement thereto, (x) any untrue statement or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (y) any untrue statement of, or omission to state, a fact which is material for the assessment of the Shares (enthält in Bezug auf für die Beurteilung der Wertpapiere wesentliche Umstände keine unrichtigen Angaben und ist in Bezug auf solche Angaben nicht unvollständig), all within the meaning of §44 of the German Stock Exchange Act (Börsengesetz), and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon (i) an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus or (ii) with respect to the European Prospectus, or any amendment or supplement thereto, an untrue statement or alleged untrue statement or omission or alleged omission made therein, or any untrue statement of, or omission to state, a fact which is material for the assessment of the Shares, in each case in reliance upon and in conformity with any Underwriter Information.

(b)	Each Underwriter will, severally and not jointly, indemnify and hold harmless the Company against any losses, claims, damages or liabilities to which the Company may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto, or the European Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus and any Issuer Free Writing Prospectus, in the light of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto, or the European Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus in reliance upon and in conformity with Underwriter Information provided by or on behalf of such Underwriter; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

(c)

Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)

If the indemnification provided for in this Section 10 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable consideration referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.

(e)	The obligations of the Company under this Section 10 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act and each affiliate, officer and director of any Underwriter; and the obligations of the Underwriters under this Section 10 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act.

11.

(a)

If any Underwriter shall default in its obligation to purchase the Shares which it has agreed to purchase hereunder at a Time of Delivery, you may in your discretion arrange for you or, subject to the approval of the Company (which approval shall not be unreasonably withheld or delayed), another party or other parties to purchase such Shares on the terms contained herein. If within thirty-six hours after such default by any Underwriter you do not arrange for the purchase of such Shares, then the Company shall be entitled to a further period of thirty-six hours within which to procure another party or other parties reasonably satisfactory to the Representatives to purchase such Shares on such terms. In the event that, within the respective prescribed periods, you notify the Company that you have so arranged for the purchase of such Shares, or the Company notifies you that it has so arranged for the purchase of such Shares, the Representatives or the Company shall have the right to postpone such Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in the reasonable opinion of the Representatives may thereby be made necessary. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Shares.

(b)	If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Company as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased does not exceed one-tenth of the aggregate number of all of the Shares to be purchased at such Time of Delivery, then the Company shall have the right to require each non-defaulting Underwriter to purchase the number of Shares which such Underwriter agreed to purchase hereunder at such Time of Delivery and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Shares which such Underwriter agreed to purchase hereunder) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c)	If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Company as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased exceeds one-tenth of the aggregate number of all the Shares to be purchased at such Time of Delivery, or if the Company shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Shares of a defaulting Underwriter or Underwriters, then this Agreement (or, with respect to each Time of Delivery that is not the First Time of Delivery, the obligations of the Underwriters to purchase and of the Company to sell the Optional Shares) shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Company, except for the expenses to be borne by the Company and the Underwriters as provided in Section 7 hereof and the indemnity and contribution agreements in Section 10 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

11A.	If, following the issue and delivery of the Firm Shares pursuant to Section 4(a) hereof and prior to the First Time of Delivery, this Agreement shall have been terminated for any reason whatsoever, than the following shall apply:

(a)	Provided that at such time the economic value of each Firm Share concerned shall be at least equal to its nominal value (EUR 0.01), the Representatives, on behalf of the Underwriters, shall within fourteen days after the termination of this Agreement transfer back to the Company, and the Company shall accept, such maximum number of Firm Shares as the Company is allowed to repurchase under section 2:98 of the Dutch Civil Code (taking into account that the general meeting of shareholders of the Company held on June 24, 2009 has authorized the Company to repurchase up to 10% of its issued capital), against payment by the Company to the Representatives, on behalf of the Underwriters, of a price per Firm Share equal to its nominal value (EUR 0.01);

(b)	the Representatives, on behalf of the Underwriters, shall, within fourteen days after the termination of this Agreement, transfer back to the Company, and the Company shall accept, any Firm Shares that cannot be transferred back to the Company under applicable law in accordance with clause (a) above, without payment of any consideration;

(c)	The Representatives, on behalf of the Underwriters, agree and confirm that they waive vis-à-vis the Company and the other shareholders of the Company any dividend, voting and pre-emption and any other rights and entitlements they might have arising out of or in connection with the Firm Shares within the period prescribed in clause (a) and clause (b) above; and

(d)	If, following the issue and delivery of any Optional Shares and prior to the respective Time of Delivery with respect to such Optional Shares, this Agreement shall have been terminated for any reason whatsoever, the provisions under clause (a) to (c) above shall apply, mutatis mutandis, to such Optional Shares.

12.	The respective indemnities, agreements, representations, warranties and other statements of the Company and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Shares.

13.	If this Agreement shall be terminated pursuant to Section 11 hereof or by reason of an event described in clause (i), (iii), (iv) or (v) of Section 8(h) hereof, or if the Pricing Agreement shall have not been executed, the Company shall not then be under any liability or obligation to any Underwriter except as provided in Sections 7 and 10 hereof; but, if for any other reason any Shares are not delivered by or on behalf of the Company as provided herein, the Company will reimburse the Underwriters through the Representatives for all out-of-pocket expenses approved in writing by the Representatives, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the Shares not so delivered, but the Company shall then be under no further liability to any Underwriter except as provided in Sections 6 and 10 hereof.

14.	In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by you.

All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to you as the Representatives at Deutsche Bank Aktiengesellschaft, Große Gallusstraße 10 – 14, D-60311 Frankfurt am Main, Germany, fax +49 69 910 36731, Attention: Marius Zuberbuehler; Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, fax + 44 20 7937 7874, Attention: Christoph Stanger; J.P. Morgan Securities Ltd., 10 Aldermanbury, London EC2V 7RF, United Kingdom, fax: +44 20 7325 3913, Attention: Equity Capital Markets Syndicate Desk; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to QIAGEN GmbH, QIAGEN Strasse, Hilden, Germany, fax +49 2103 29 21707, Attention: Chief Financial Officer. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

15.	This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and, to the extent provided in Sections 10 and 12 hereof, the officers and directors of the Company or any Underwriter, each person who controls the Company or any Underwriter and any affiliate of any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

16.

Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any court of the federal courts of the

United States or any court of the State of New York, in each case, located in the City and County of New York (each a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding; provided, however, that the Underwriters shall retain the right to join the Company in proceedings where a suit, action or proceeding is brought against any Underwriter in any other court of competent jurisdiction or concurrently in more than one jurisdiction. The Company has appointed Corporation Service Company, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any officer, director or affiliate of, or person who controls, any Underwriter. Each party hereto expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

17.	In respect of any judgment or order given or made for any amount due hereunder that is expressed in United States dollars and paid in a currency (the “judgment currency”) other than United States dollars, the Company will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

18.	Time shall be of the essence of this Agreement. As used herein, the term “Commission Business Day” shall mean any day when the Commission’s office in Washington, D.C. is open for business; the term “New York Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close; and the term “business day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City, London, Frankfurt or Amsterdam are generally authorized or obligated by law or executive order to close.

19.	The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement and (iv) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

20.	All sums payable by the Company or an Underwriter under this Agreement shall be paid free and clear of all deductions or withholdings unless the deduction or withholding is required by law, in which event the Company or the Underwriter, as the case may be, shall pay such additional amount as shall be required to ensure that the net amount received by the payee will equal the full amount which would have been received by it had not such deduction or withholding been made. For the avoidance of doubt, all such sums shall be considered exclusive of any value added tax, sales tax or similar taxes.

21.	This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

22.	This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

23.	The Company and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

24.	This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.

25.

Notwithstanding anything herein to the contrary, the Company is authorized to disclose to any persons the U.S. federal and state income tax treatment and tax structure of the potential transaction and all materials of any kind (including tax opinions and other tax analyses) provided to the Company relating to that treatment and structure, without the Underwriters imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.

If the foregoing is in accordance with your understanding, please sign and return to us counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters and the Company. It is understood that your acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company for examination upon request, but without warranty on your part as to the authority of the signers thereof.

Very truly yours,

QIAGEN N.V.

By:	/s/ Roland Sackers
Name:	Roland Sackers
Title:	Chief Financial Officer and Managing Director

Accepted as of the date hereof

Deutsche Bank Aktiengesellschaft

By:	/s/ Josef Ritter
Josef Ritter, Managing Director

By:	/s/ Michael Kintz
Michael Kintz, Assistant Vice President

Goldman Sachs International

By:	/s/ Rainer Lenhard
Rainer Lenhard, Executive Director (attorney-in-fact)

J.P. Morgan Securities Ltd.

By:	/s/ Christopher Roberts
Christopher Roberts, Executive Director

On behalf of each of the Underwriters (other than Barclays Bank PLC)

Accepted as of the date hereof

Barclays Bank PLC

By:	/s/ Sam Dean
Sam Dean, Managing Director

SCHEDULE I

Underwriter

Deutsche Bank Aktiengesellschaft

Goldman Sachs International

J.P. Morgan Securities Ltd.

Barclays Bank PLC

COMMERZBANK Aktiengesellschaft

DZ BANK AG Deutsche Zentral-Genossenschaftsbank

Mitsubishi UFJ Securities International plc

SCHEDULE II

Pricing Agreement

Dated September [•], 2009

between

(1)	QIAGEN N.V.

Spoorstraat 50, 5911 KJ

Venlo

The Netherlands

(the “Company”), and

(2)	Deutsche Bank Aktiengesellschaft

Große Gallusstraße 10 – 14

D-60311 Frankfurt am Main

Germany

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

United Kingdom

J.P. Morgan Securities Ltd.

10 Aldermanbury

London EC2V 7RF

United Kingdom

As representatives (the “Representatives”) of the several Underwriters named in Schedule I to the Underwriting Agreement (the “Underwriters”)

Recital

The Company and the Underwriters have agreed in the Underwriting Agreement dated September [•], 2009 (the “Underwriting Agreement”), inter alia, that the Underwriters will offer the Shares (as defined therein) and that the final number of those Shares and the price per share at which the Shares will be placed to investors (the “Placement Price”) will be determined by way of an accelerated bookbuilding and agreed upon, together with the price per share at which the Shares will be sold by the Company and purchased by the Underwriters (the “Purchase Price”), between the Company and the Representatives, on behalf of the Underwriters, in a pricing agreement.

It is agreed that:

1.	Definitions

Terms defined in the Underwriting Agreement shall have the same meaning in this pricing agreement (the “Pricing Agreement”) unless otherwise defined herein.

2.	Determination of the Final Number of Shares, the Placement Price, the Purchase Price and the Applicable Time

(1)	The final number of Shares to be issued in accordance with the Underwriting Agreement will be [•].

(2)	The Placement Price at which the Shares are placed to investors shall be [•] per Share and the Purchase Price at which the Shares will be purchased by the Underwriters shall be [•] per Share. [Success fee to be disclosed if known at the time of pricing.]

(3)	The Applicable Time shall be [•] on September [24], 2009.

QIAGEN N.V.

By:
Name:
Title:

Deutsche Bank Aktiengesellschaft

By:

By:

Goldman Sachs International

By:

J.P. Morgan Securities Ltd.

By:

On behalf of each of the Underwriters

SCHEDULE A to Pricing Agreement

Underwriter	Total Number of Firm Shares to be Purchased	Number of Optional Shares to be Purchased if Maximum Option Exercised
Deutsche Bank Aktiengesellschaft	[•]	[•]
Goldman Sachs International	[•]	[•]
J.P. Morgan Securities Ltd.	[•]	[•]
Barclays Bank PLC	[•]	[•]
COMMERZBANK Aktiengesellschaft	[•]	[•]
DZ BANK AG Deutsche Zentral-Genossenschaftsbank	[•]	[•]
Mitsubishi UFJ Securities International plc	[•]	[•]

Total

SCHEDULE III

[SEPARATELY PROVIDED]

SCHEDULE IV

(a) Issuer Free Writing Prospectuses:

1. Electronic roadshow

(b) Additional Documents Incorporated by Reference: None

ANNEX I

[SEPARATELY PROVIDED]

Exhibit 5.1

To QIAGEN N.V.

Spoorstraat 50

5911 KJ VENLO

The Netherlands

Date 25 September 2009	J.J.J. Schutte
Advocaat
Our ref. M6839991/1/20451539/CAV	E joost.schutte@debrauw.com

Dear Sirs,

QIAGEN N.V.

SEC Registration

of 27,500,000 common shares

and

up to 4,125,000 additional common shares

in the share capital of QIAGEN N.V.

1	Introduction

I have acted on behalf of De Brauw Blackstone Westbroek N.V. as Dutch legal adviser (advocaat) to QIAGEN N.V., with corporate seat in Venlo, (the “Company”) in connection with the registration (the “Registration”) by the Company with the United States Securities and Exchange Commission (the “SEC”) of 27,500,000 of the Company’s common shares, each having a nominal value of EUR 0.01, in its share capital (“Shares”) and up to 4,125,000 additional Shares, pursuant to a registration statement on Form F-3 (No. 333- 162052), dated 22 September 2009 (the “Registration Statement”) and a related prospectus supplement dated 24 September 2009.

De Brauw Blackstone Westbroek N.V., The Hague, is registered with the trade register in the Netherlands under no. 27171912.

All services and other work are carried out under an agreement of instruction ("overeenkomst van opdracht") with De Brauw Blackstone Westbroek N.V. The agreement is subject to the General Conditions, which have been filed with the register of the District Court in The Hague and contain a limitation of liability. Client account notaries ING Bank no. 69.32.13.876.

2	Dutch Law

This opinion is limited to Dutch law as applied by the Dutch courts and published and in effect on the date of this opinion. It is given on the basis that all matters relating to it will be governed by, and that it (including all terms used in it) will be construed in accordance with, Dutch law.

3	Scope of Inquiry

For the purpose of this opinion, I have examined the following documents:

3.1	A print of an e-mailed copy received by me on 24 September 2009 of an executed copy of an underwriting agreement among the Company and the underwriters named in it, dated 24 September 2009, relating to an offer (the “Offer”) of up to 27,500,000 Shares and the grant by the Company of an option (the “Option”) to purchase additional Shares in an amount of up to 15% thereof (the “Underwriting Agreement”).

3.2	A print of an e-mailed copy received by me on 25 September 2009 of an executed copy of a pricing agreement among the Company and the underwriters named in it, dated 24 September 2009, according to which (i) the definitive number of Shares offered in the Offer is 27,500,000 and (ii) these Shares are offered at an offer price of $20.25 (or €13.82) per Share (the “Pricing Agreement”, and together with the Underwriting Agreement, the “Agreements”).

3.3	A print of an e-mailed copy received by me on 25 September 2009 of an executed copy of a share issue deed relating to the Firm Shares (as defined below), dated 25 September 2009 (the “Deed of Issue”).

3.4	A print of an e-mailed copy received by me on 22 September 2009 of the Registration Statement.

3.5	A print of an e-mailed copy received by me on 24 September 2009 of a prospectus supplement dated 24 September 2009, to be filed with the SEC on 25 September 2009 (excluding the documents incorporated therein by reference and any annexes to it) (the “Prospectus Supplement”).

3.6	A photocopy of a notarial copy of the Company’s deed of incorporation, its articles of association as amended on 14 July 2005, its articles of association as amended on 11 October 2007 and its articles of association as most recently amended on 2 July 2008 according to the trade register extract referred to in paragraph 3.6, both as filed with the chamber of commerce and industry for Limburg (the “Chamber of Commerce”).

Our ref. M6762076/1/20451539/fb	2/6

3.7	A faxed copy of a trade register extract regarding the Company provided by the Chamber of Commerce and dated 22 September 2009.

3.8	A photocopy of an extract from the minutes of the Company’s general meeting of shareholders held on 20 July 2007, including a resolution (the “Authorisation”) to authorise the Company’s supervisory board (raad van commissarissen) for a period of five years commencing as of the effective date of the amendment of the articles of association referred to elsewhere in the minutes (the “Amendment”), to (i) issue ordinary and financing preference shares or rights to subscribe for such shares in the Company’s capital for up to a maximum of the number of ordinary shares and financing preference shares authorised at the time of the effectiveness of the Amendment, (ii) restrict or exclude the pre-emption rights (voorkeursrechten) accruing to the shareholders up to a maximum of 50% of the number of ordinary shares to be issued or rights to subscribe for such shares to be granted under the authorisation referred to under (i).

3.9	A print of an e-mailed copy received by me on 21 September 2009 of a written resolution of the Company’s supervisory board (raad van commissarissen) dated 18 September 2009, including resolutions to (i) appoint a pricing committee and (ii) subject to determination and approval by the pricing committee, (a) issue up to 30,000,000 Shares as required to be issued in connection with the Agreements, (b) grant the Option and (c) exclude all pre-emption rights in respect of (a) and (b) (the “Supervisory Board Resolution”).

3.10	A print of an e-mailed copy received by me on 22 September 2009 of minutes of the Company’s pricing committee meeting dated 22 September 2009, including a resolution to proceed with the Offer (“Pricing Committee Launch Resolution”).

3.11	A print of an e-mailed copy received by me on 25 September 2009 of minutes of the Company’s pricing committee meeting held on 24 September 2009, including a resolution determining that the definitive number of Shares to be issued and offered in the Offer is 27,500,000 (the “Firm Shares”) (and as a result, the Option relates to up to 4,125,000 Shares (the “Additional Shares”) and that the Firm Shares are offered at an offer price of $20.25 (or €13.82) per Firm Share (the “Pricing Committee Pricing Resolution”).

3.12	A print of an e-mailed copy received by me on 22 September 2009 of minutes of the Company’s managing board (directie) meeting dated 22 September 2009 and relating to the Agreements (the “Managing Board Resolution”, and collectively with the Supervisory Board Resolution, the Pricing Committee Launch Resolution and the Pricing Committee Pricing Resolution, the “Resolutions”).

Our ref. M6762076/1/20451539/fb	3/6

3.13	A print of an e-mailed copy received by me on 23 September 2009 of the rules governing the internal organisation of the Company’s managing board.

3.14	A print from the Company’s website on 23 September 2009 of the Charter Governing the Internal Organisation of the Company’s supervisory board which has been adopted at the meeting of the Company’s supervisory board on 26 April 2005.

3.15	A print of an e-mailed copy received by me on 25 September 2009 of an executed copy of a confirmation from American Stock Transfer & Trust Company, dated 25 September 2009 on the entry of the Firm Shares in the Company’s shareholders register (the “Shareholders Register”) in the name of Cede & Co as nominee for the Depository Trust Company.

In addition, I have obtained the following confirmations given by telephone on the date of this opinion:

3.16	Confirmation from the Chamber of Commerce that the trade register extract referred to in this paragraph 3 is up to date.

3.17	Confirmation from the office of the bankruptcy division (faillissementsgriffie) of the Roermond district court that the Company is not registered as having been declared bankrupt or granted suspension of payments. I have not examined any document, and do not express an opinion on any document or any reference to it, other than the documents listed in this paragraph 3. My examination has been limited to the text of the documents and I have not investigated the meaning and effect of any document governed by a law other than Dutch law under that other law.

4	Assumptions

For the purpose of this opinion, I have made the following assumptions:

4.1	All copy documents conform to the originals and all originals are genuine and complete.

4.2	Each signature is the genuine signature of the individual concerned.

Our ref. M6762076/1/20451539/fb	4/6

4.3	Any minutes and extracts from minutes referred to in paragraph 3 are a true record of the proceedings described in them in duly convened, constituted and quorate meetings and the resolutions set out in those minutes and any written resolutions referred to in paragraph 3 (i) were validly passed and remain in full force and effect without modification, and (ii) comply with the requirements of reasonableness and fairness (redelijkheid en billijkheid) under Dutch law. Any confirmations referred to in paragraph 3 are true.

4.4	The Prospectus Supplement will have been filed with the SEC in the form referred to in paragraph 3.

4.5	The Company’s authorised share capital (maatschappelijk kapitaal) is sufficient to allow for the issue of the Firm Shares. The Company’s authorised share capital (maatschappelijk kapitaal) will at the time of issue be sufficient to allow for the issue of the Additional Shares.

4.6	The Firm Shares and the Additional Shares will have been registered in the Shareholders Register and will otherwise have been offered, issued and validly accepted by their subscribers in accordance with applicable laws (including, for the avoidance of doubt, Dutch law).

4.7	The nominal amount of the Firm Shares and any agreed share premium, to the extent due, has been paid in accordance with the Agreements and the Resolutions. The nominal amount of the Additional Shares and any agreed share premium, to the extent due, will have been paid in accordance with the Agreements and the Resolutions.

5	Opinion

Based on the documents and confirmation referred to and the assumptions in paragraphs 3 and 4 and subject to the qualifications in paragraph 6 and to any matters not disclosed to me, I am of the following opinion:

5.1	Upon issue the Firm Shares and the Additional Shares will have been validly issued in accordance with Dutch law, fully paid and nonassessable.

6	Qualifications

This opinion is subject to the following qualifications:

Our ref. M6762076/1/20451539/fb	5/6

6.1	“Nonassessable” has no equivalent legal term under Dutch law and for the purpose of this opinion, “nonassessable” referred to in paragraph 5, means that under Dutch law the Company has no right to require the holder of any Share to pay it any additional amount as a result of its share ownership.

6.2	This opinion is subject to any limitations from bankruptcy, insolvency, liquidation, moratorium, reorganisation and other laws of general application relating to or affecting the rights of creditors.

6.3	I do not express any opinion on the Agreements.

6.4	The trade register extract referred to in paragraph 3 does not provide conclusive evidence that the facts set out in it are correct. However, under the 2007 Trade Register Act (Handelsregisterwet 2007), subject to limited exceptions, a company cannot invoke the incorrectness or incompleteness of its trade register registration against third parties who were unaware of it.

6.5	The confirmation from the office of the bankruptcy division referred to in paragraph 3 does not provide conclusive evidence that the Company has not been declared bankrupt or granted suspension of payments.

7	Reliance

This opinion is solely for the purpose of the Registration. It is not to be transmitted to anyone nor is it to be relied upon for any other purpose or quoted or referred to in any public document or filed with anyone without my written consent except that (i) it may be filed with the SEC as an exhibit to a Report on Form 6-K of the Company and incorporated by reference into the Registration Statement and (ii) it may be referred to under the caption “Legal Matters” in the Prospectus Supplement (but I do not admit that I am a person whose consent for that filing and reference is required under Section 7 of the United States Securities Act of 1933, as amended).

Yours faithfully,

/s/ Joost J.J. Schutte for De Brauw Blackstone Westbroek N.V.

Joost J.J. Schutte

for De Brauw Blackstone Westbroek N.V.

Our ref. M6762076/1/20451539/fb	6/6

Exhibit 8.1

To QIAGEN N.V. Spoorstraat 50 5911 KJ VENLO The Netherlands Date 25 September 2009

Our ref. Tax opinion	Paul H. Sleurink Advocaat E: paul.sleurink@debrauw.com

Dear Sirs,

QIAGEN N.V.

SEC Registration of 27,500,000 common shares

(plus up to an additional 4,125,000 common shares

pursuant to an over-allotment option)

in the share capital of QIAGEN N.V.

1	Introduction

I have acted on behalf of De Brauw Blackstone Westbroek N.V. as Dutch tax counsel to QIAGEN N.V., with corporate seat in Venlo, (the “Company”) in connection with the registration of 27,500,000 of the Company’s common shares (plus up to an additional 4,125,000 common shares pursuant to an over-allotment option), each having a nominal value of EUR 0.01, (the “Shares”) in the Company’s share capital pursuant to a registration statement on Form F-3 (No. 333-162052) (the “Registration Statement”) filed by the Company with the United States Securities and Exchange Commission (the “SEC”) on September 22, 2009, as supplemented by a prospectus supplement dated September 24, 2009 (the “Prospectus Supplement”).

2	Dutch Law

This opinion is limited to Dutch law as applied by the Dutch courts and published and in effect on the date of this opinion. It is given on the basis that all matters relating to it will be governed by, and that it (including all terms used in it) will be construed in accordance with, Dutch law.

De Brauw Blackstone Westbroek N.V., The Hague, is registered with the trade register in the Netherlands under no. 27171912.

All services and other work are carried out under an agreement of instruction (“overeenkomst van opdracht”) with De Brauw Blackstone Westbroek N.V. The agreement is subject to the General Conditions, which have been filed with the register of the District Court in The Hague and contain a limitation of liability. Client account notaries ING Bank no. 69.32.13.876.

3	Scope of Inquiry; definitions

For the purpose of this opinion, I have examined, reviewed and relied upon the following documents:

3.1	An executed copy of an underwriting agreement dated September 24, 2009, entered into by the Company and the underwriters named in it (the “Underwriting Agreement”);

3.2	An executed copy of a pricing agreement dated September 24, 2009, entered into by the Company and the underwriters named in it (the “Pricing Agreement”, and together with the Underwriting Agreement, the “Agreements”);

3.3	The Registration Statement (excluding the documents incorporated in the registration statement by reference and any annexes to it); and

3.4	A print of an e-mailed copy received by me on today’s date of the Prospectus Supplement.

I have not examined any document, and do not express an opinion on any document or any reference to it, other than the documents listed in this paragraph 3. My examination has been limited to the text of the documents and I have not investigated the meaning and effect of any document governed by a law other than Dutch law under that other law.

4	Assumptions

For the purpose of this opinion, I have made the following assumptions:

4.1	All copy documents conform to the originals and all originals are genuine and complete.

4.2	Each signature is the genuine signature of the individual concerned.

4.3	The Agreements will have been entered into, and the Prospectus Supplement will have been filed with the SEC, in the form referred to in paragraph 3.

4.4	The Agreements and each transaction entered into pursuant thereto have been entered into on an arm’s length basis.

5	Opinion

Based on the document and confirmation referred to and the assumptions in paragraphs 3 and 4 and subject to the qualifications in paragraph 6 and to any matters not disclosed to me, I am of the following opinion:

5.1	The statements set forth in the Prospectus Supplement under the headings “Taxation, Taxation in the Netherlands”, in each case to the extent that they are statements as to Dutch law, are correct in all material respects.

6	Qualifications

This opinion is subject to the following qualifications:

6.1	I do not express any opinion on the Agreements.

6.2	Except for paragraph 5.1 I do not express any opinion as to any taxation matters.

6.3	I do not express any opinion herein concerning any law other than the Dutch tax law.

7	Reliance

This opinion is solely for the purpose of the Registration Statement. It is not to be transmitted to anyone nor is it to be relied upon for any other purpose or quoted or referred to in any public document or filed with anyone without my written consent except that (i) it may be filed with the SEC as an exhibit to a Report on Form 6-K of the Company and incorporated by reference into the Registration Statement and (ii) it may be referred to under the captions “Legal Matters” and “Taxation” in the Prospectus Supplement (but I do not admit that I am a person whose consent for that filing and reference is required under Section 7 of the United States Securities Act of 1933, as amended).

Yours faithfully,

/s/ Paul H. Sleurink for De Brauw Blackstone Westbroek N.V.

Paul H. Sleurink

for De Brauw Blackstone Westbroek N.V.